(All dollar amounts are United States dollars unless otherwise stated)

ASANKO GOLD FURTHER STRENGTHENS BALANCE SHEET

Vancouver, British Columbia, December 19, 2019 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that it has received the final $10 million payment from Gold Fields Limited ("Gold Fields") pursuant to the Joint Venture Agreement which was concluded on July 31, 2018 whereby Asanko and Gold Fields became 50:50 joint venture partners of the Asanko Gold Mine ("AGM"), located in Ghana, West Africa, which is operated by Asanko. This $10 million payment completes the receipt by Asanko of the gross proceeds of $185 million associated with the 50:50 Joint Venture Agreement.

In addition, with the significant capital expenditure program completed at the AGM and the operations continuing to generate positive free cashflow, the AGM has commenced returning invested capital to the joint venture partners. The distribution in Q4 amounted to a total of $20 million with $10 million paid to Asanko and $10 million paid to Gold Fields.  It is expected that loan repayments going forward may be made quarterly subject to certain liquidity tests.

"The combination of these two transactions has significantly bolstered Asanko's balance sheet and we anticipate finishing the year with approximately $35 million in cash and receivables, with no debt," said Greg McCunn, Chief Executive Officer.  "We are pleased to see a return of our invested capital following a significant multi-year period of capital investment at the AGM. With improved confidence in the free cash flow generation of the mine together with our balanced approach to capital allocation, we have commenced returning a portion of excess corporate cash to shareholders through a normal course issuer bid which we announced in November."

The normal course issuer bid ("NCIB") which allows the Company to purchase up to 11,310,386 common shares, representing 5% of Asanko's then issued and outstanding common shares (226,207,730 common shares), commenced on November 15, 2019.  To date the Company has purchased 0.9 million shares at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. Refer to the press release dated November 12, 2019 "Asanko Gold Receives TSX Approval for Normal Course Issuer Bid" for further details on the NCIB.

Enquiries:

Lynette Gould SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the AGM LOM plan, including in respect of anticipated mine life, gold production, anticipated resource and reserve levels and the evolving nature of the AGM LOM plan; statements with respect to the estimated recoverable amount of the AGM and the assumptions applied in assessing the recoverable amount of the AGM; estimates of the amount of gold production from AGM in 2019; statements in respect of AGM's generation of free cash flow; statements regarding our expectations to sweep cash from the joint venture and generating a return of invested capital; statements in respect of the future strength of Asanko's balance sheet; and cost estimates, including that Asanko's AISC and stripping costs related to AGM will be reduced in Q4 2019. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.